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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                          of the Securities Act of 1934

                            VIANET TECHNOLOGIES INC.
                                (Name of Issuer)

                            VIANET TECHNOLOGIES INC.
                      (Name of Person(s) Filing Statement)

                     Class A Common Stock Purchase Warrants
                     Class B Common Stock Purchase Warrants
                     Class C Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)


                             Jeremy Posner, Chairman
                            Vianet Technologies Inc.
                         6509 Windcrest Drive, Suite 160
                               Plano, Texas 75024
                                 (972) 543-2700
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                 With copies to:
                               Richard A. Friedman
                         Sichenzia, Ross & Friedman LLP
                              135 West 50th Street
                               New York, NY 10020


                                November 10, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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
                                          Calculation of Filing Fee

   --------------------------------------------------- -----------------------------------------------------
                 Transaction Valuation                                 Amount of Filing Fee
   --------------------------------------------------- -----------------------------------------------------

                     $8,426,872.80                                            $1,653

   --------------------------------------------------- -----------------------------------------------------

/X/ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

         Amount previously paid:  $1,653

         Filing Party: Vianet Technologies, Inc.

         Form or Registration No.: 0005-59745

         Date Filed: October 20, 2000


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ITEM 1.  Summary Term Sheet.

         This statement constitutes Amendment No. 2 of the Tender Offer Statement on Schedule 13E-4 filed on October 20, 2000 by Vianet Technologies, Inc., a Delaware corporation (the "Issuer" or the "Company") with regard to the offer to purchase by the Company of class A, B, and C common stock purchase warrants of the Company, either currently outstanding or issuable upon exercise of outstanding warrants, to (a) reduce the exercise price of 100% of the class A common stock purchase warrants from $1.53 to $0.01, and to reduce the exercise price of 50% of the class B common stock purchase warrants from $1.91 to $0.01; in consideration of (b) the holders of such securities agreeing to (i) exercise 100% of the reduced price class A and B common stock purchase warrants, and (ii) cancel the remaining class B and C common stock purchase warrants which they currently hold or one entitled to receive, upon the terms and conditions set forth in the Notice to Shareholders dated October 20, 2000.

         The Company is sending the letter attached as Exhibit (a) to each of the shareholders of the Company, notifying them that:

         (i) the Company has determined to remove the requirement that funds and certificates for class A and B warrants will be held in escrow until such time as a registration covering the sale of the common stock underlying the class A and B warrants is declared effective by the Securities and Exchange Commission;

         (ii) the Company will require that each participant in the tender offer completes a purchaser qualification letter and questionnaire to verify "accredited investor" status, as that term is defined in Rule 501 of Regulation D and under the Act, with respect to the offer; and

         (iii) extending the offering period to December 27, 2001.

ITEM 12. Exhibits.

         (a) Letter to Shareholders of the Company informing them of the changes to the Tender Offer.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2001

                                                  VIANET TECHNOLOGIES INC.

                                                  By: /s/ Jeremy Posner
                                                      ---------------------
                                                      Jeremy Posner
                                                      Chairman